Exhibit 12.1

Seagate Technology and Its Predecessor

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Seagate Technology													Predecessor
	Nine Months Ended				Fiscal Year Ended								Nov. 23 2000 to June 29, 2001	July 1, 2000 to Nov. 22, 2000
	Mar. 31, 2006		Apr. 1, 2005		July 1, 2005		July 2, 2004		June 27, 2003		June 28, 2002
Earnings:
Income (loss) before income taxes	$841		$441		$732		$428		$660		$239		$(101)	$(618)
Add back fixed charges:
Interest expense	30		35		47		44		47		69		54	24
Amortization of debt discount and debt issuance costs	1		2		3		3		3		8		5	—
Interest portion of rent expense	5		5		6		8		7		7		5	4

Adjusted earnings	$877		$483		$788		$483		$717		$323		$(37)	$(590)

Total fixed charges	$36		$42		$56		$55		$57		$84		$64	$28
Ratio of earnings to fixed charges	24.2	x	11.6	x	14.1	x	8.8	x	12.6	x	3.8	x
Deficiency of earnings to fixed charges													$(101)	$(618)

Seagate Technology

Supplemental Combined Pro Forma Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended Mar. 31, 2006		Year Ended July 1, 2005
Earnings:
Income before income taxes	$767		$396
Add back fixed charges:
Interest expense	52		79
Amortization of net debt premium and debt issuance costs	(7)		—
Interest portion of rent expense	10		13

Adjusted earnings	$822		$488

Total fixed charges	$55		$92
Supplemental combined pro forma ratio of earnings to fixed charges(1)	14.	9x	5.	3x

(1)	Derived from combined pro forma financial information included in Seagate’s Current Report on Form 8-K filed with the SEC on May 25, 2006.